# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario Canada (A6), M5H 2L3
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-23-006927
Filed by CIK 0001257391

## Reporting persons
- WHITEBOX ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,578,223; sole dispositive power 0; shared dispositive power 1,578,223; aggregate amount beneficially owned 1,578,223 (9.9% of the class)
- WHITEBOX GENERAL PARTNER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,578,223; sole dispositive power 0; shared dispositive power 1,578,223; aggregate amount beneficially owned 1,578,223 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario, Canada, M5H 2L3

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"); and
(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP" and, together with WA, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the business office of WA and WGP is:
3033 Excelsior Boulevard
Suite 500
Minneapolis, MN 55416
Citizenship: WA and WGP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, each of WA and WGP is deemed to be the beneficial owner of 1,578,223 Common Shares, as a result of WA's clients' ownership of: (i) 439,926 Common Shares; (ii) warrants to purchase 1,349,507 Common Shares at an exercise price of CAD$3.40 per Common Share ("February Warrants"), as adjusted for the 1-for-4 reverse stock split effective December 31, 2024 (the "Reverse Stock Split"); (iii) warrants to purchase 727,273 Common Shares at an exercise price of CAD$4.00 per Common Share ("November Warrants" and, together with February Warrants, "Warrants"), as adjusted for the Reverse Stock Split; (iv) $29,333,000 principal amount of 8.99% Convertible Senior Secured Notes due 2028 with the conversion rate of 100.8035 Common Shares per $1,000 principal amount ("2028 Notes"), as adjusted for the Reverse Stock Split, which are convertible into 2,956,869 Common Shares; and (v) $2,566,000 principal amount of 12.0% Convertible Senior Secured Notes due 2027 with the conversion rate of 400.3523 Common Shares per $1,000 principal amount ("2027 Notes" and, together with 2028 Notes, "Notes"), as adjusted for the Reverse Stock Split, which are convertible into 1,027,304 Common Shares, with each of (ii) through (v) subject to the Beneficial Ownership Limitations (defined below). Warrants and Notes are subject to a blocker which prevents the holder from exercising Warrants or converting Notes to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the exercise or conversion (the "Beneficial Ownership Limitations").

As of December 31, 2024, each of WA and WGP is deemed to beneficially own 9.9% of Common Shares outstanding. Percent of class is calculated based on 14,803,355 Common Shares that were expected to be outstanding following the Reverse Stock Split, as reported in Exhibit 99.1 to the Issuer's current report on Form 6-K filed on December 30, 2024, plus the 1,138,297 Common Shares that WA and WGP have the right to acquire upon exercise of Warrants or conversion of Notes, subject to the Beneficial Ownership Limitations, which amount has been added to Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
Percent of class: WA and WGP: 9.9
Sole power to vote or to direct the vote: WA and WGP: 0
Shared power to vote or to direct the vote: WA and WGP: 1,578,223
Sole power to dispose or to direct the disposition: WA and WGP: 0
Shared power to dispose or to direct the disposition: WA and WGP: 1,578,223

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: WA's clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement, dated February 14, 2025, by and among the Reporting Persons

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (02/14/2025)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (02/14/2025)